WOODSIDE
AUSTRALIAN ENERGY

02 DEC 30 AM 9:16

11 December 2002

02060843

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

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SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to Woodside Briefing "Shaping Up For Growth", lodged with the Australian Stock Exchange on 11 December 2002;
- Stock Exchange Release in relation to Woodside adopting "Successful Efforts" approach to exploration costs, lodged with the Australian Stock Exchange on 11 December 2002;
- Stock Exchange Release in relation to GOM, Atwater Valley 573 (Neptune-4), lodged with the Australian Stock Exchange on 11 December 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Rebecca Sims
Administration Officer

dlw 1/9

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

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WOODSIDE
AUSTRALIAN ENERGY

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Stock Exchange Release

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday 11 December 2002
5.30am (WST)

WOODSIDE BRIEFING
"SHAPING UP FOR GROWTH"

Woodside Petroleum Ltd. will today host a briefing for institutional investors, analysts and journalists, from 9.00am until 1.[illegible] m (AEST). A copy of the following presentations will be lodged with the ASX subsequent [illegible]e:

1. Investor Briefing - John Ak[illegible], Managing Director
2. Investment Selection - Dou[illegible]y, Chief Financial Officer
3. Gas Business - David Maxwell, Director
4. Oil Business - Keith Spence, Director
5. New Ventures - Dr Agu Kantsler, Director
6. Conclusions & Questions - John Akehurst, Managing Director

A copy of the presentations will also be available on the Woodside website www.woodside.com.au from 9:00am (AEST), with an audio-archived recording of the presentations being available on the website from 3:00pm (AEST).

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

82. 4480

11 December 2002

WOODSIDE
AUSTRALIAN ENERGY

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WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

USA Gulf of Mexico, Atwater Va 573 (OCS G-0803 #1)
Neptun

Woodside Petroleum Ltd. reports that the Neptune-4 appraisal well, offshore USA spudded on 8 December 2002. Further reports will be made upon conclusion of operations.

Woodside Energy (USA) Inc. owns a 20% equity in the prospect.

ANTHONY NIARDONE
Asst. Company Secretary

WOODSIDE
AUSTRALIAN ENERGY

Stock Exchange Release

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 11 December 2002
5:45am (WST)

WOODSIDE A... TS ... TO EXP...

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Woodside is planning a major growth thrust over the next few years. In preparation for this, Woodside advises that it will modify its accounting approach with respect to exploration costs effective the 2002 financial year.

This will align Woodside's treatment of exploration costs with the "successful efforts" approach adopted by most of the major exploration and production companies world-wide.

As a result of the changes Woodside will now expense the costs of drilling all exploration wells unless they result in the discovery of commercial hydrocarbons. All other exploration costs, including general permit activity and geological and geophysical costs will be charged to exploration expense when incurred.

The adoption of this accounting approach will result in a total one-off reduction to Woodside's accumulated exploration and evaluation costs of between A$700m and A$800m after tax, reducing the company's reported net profit for 2002 by that amount. The current year component of the adjustment to the accumulated exploration and evaluation costs is expected to be around 10% of the total.

As part of the change, the area of interest basis employed for the capitalisation of costs has been redefined from a broader geological basin, region or country to a field level. An

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area of interest will now be established only if commercial hydrocarbons are discovered. All subsequent costs relating to that area of interest will then be capitalised.

In summary, the changes lead to a closer relationship between the results of the exploration and evaluation activity and [illegible] reported financial performance. It will result [illegible] lower carried forward exp[illegible] evaluation costs and lower amortisation char[illegible] the longer term.

Woodsid[illegible]s Chief Financial Of[illegible] said the change is an appropriate move for the company at this stage [illegible]nt.

"[illegible] change will have no [illegible] or [illegible] side's ability to pay franked [illegible] Mr Bailey said.

[illegible] easier analys[illegible] s financial performance and [illegible] with intern[illegible] peratin[illegible] oil and gas industry."

[illegible]es, Stand[illegible] both confirmed Woodside's [illegible] ffec[illegible]

A [illegible] roach are attached to this [illegible]

M[illegible] [illegible]JIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
[illegible]on, Investor Relations Manager
[illegible] 9348 4283 M: (0413) 691 592

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"Successful Efforts" Approach to Exploration Costs (2)

- In order to adopt the new approach in 2002, all historical exploration expenditures are being reviewed to determine the accounting adjustment required.
- The adjustment takes account of past amortisation amounts and previously expensed exploration under the old approach.
- The net impact including 2002 has yet to be finalised but is expected to total $700m to $800m net adjustment.
- The current year component of this adjustment is expected to be around 10% of this total figure.
- There are no cash flow impacts and the ability to pay franked dividends is not affected.
- The rating agencies, Moody's and Standard & Poor's, have both confirmed that there is no impact on Woodside's credit rating.

"Successful Efforts" Approach to Exploration Costs (1)

- Is a US based accounting approach applied by most of Woodside's international E & P peer companies.
- Exploration expenditure is written off as incurred unless an expl[illegible]ation well is "successful" when costs are capitalised for later amo[illegible]ion against project[illegible]
- "Successful" is defined [illegible] commerciality of the discovered resource.
- The adoption of the new app[illegible] he exploration expense will be[illegible] exploration success.
- Woodside's planning and [illegible]t assumption for future years will be based on the intern[illegible]chmark of 20% success.
- As a result [illegible] success rate the adjustme[illegible] Woodside's accumu[illegible]

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Three Horizons to Secure Growth


Annual Production MMBoe
140
120
100
80
60
40
20
0
Actual
Projection
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Smoothed Forecast Production
Trend Production
Key Objectives
Accelerate Production
Optimise Production

H1: Optimise production and profitability

H2: Create new production

H3: Replace and grow reserves

Focus on all 3 Horizons throughout the period

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Woodside Petroleum Ltd.

"Shaping Up Growth"

Conclusions & Questions

John Akehurst

Managing Director & CEO


ast Africa: Explor
Strategy: Explore p
ctive
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utbo
Chinguet
Play
ater
Maurit

New Ventures

Questions

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Gas Tie-back Prospect
Foldbelt Play
Frontier
Oil Tie-back

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Assura

Domestic and I

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- Su
- Capital

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30000
25000
20000
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5000
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0
200
400
1000
1200
1400
Phillips
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Burlington
Marathon
Amerada
Devon
Murphy

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$US/Bbl
4
3.5
3
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Legend
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1


Woodsi
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Fin
Inves
Decis
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Today's Presentations

"Woodside - Shaping Up For Growth"

Each Business Unit will cover

- Strategic Objectives
- Core Capabilities and Competitive Advantages
- Current and Future Projects

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Woodside Petroleum Ltd.

Investor Briefing - December 2002

"Shaping Up For Growth"

John Akehurst
Managing Director & CEO

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Woodside Petroleum Ltd.
owth"
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ector

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Queensland
New

SFR - Scope for Recovery. All figures based on dry gas volumes


Stable
d Dive
customer
custon
9 custo
Aus - A
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Invest
1


Investment
8

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